

July 14, 2010

Mr. Mark E. Ties
Chief Financial Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

>   **Re: XATA Corporation**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **File No. 000-27166**

Dear Mr. Ties:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 3. Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC Acquisition, page 16

1.   We note that you issued contingent consideration that provides for the potential issuance of additional shares of common stock based on achieving certain targets. We further note that you classified this arrangement as equity instead of as a liability. Please provide your analysis that supports your classification. We refer you to ASC 805-30-25-6. Your response should specifically address whether the monetary obligation is predominantly based on ASC 480-10-25-14(b). In addition, you should address ASC 815-40-15-7 and consider that the settlement amount might be variable. In this regard, consider whether the inputs that would affect the settlement amount would be inputs to the fair value of a "fixed-for-fixed" forward or option on equity shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief